Eugene Trowbridge, CCIM

Partner

________

Jillian Sidoti, CCIM

Partner

_________

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

___________

___________

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

September 26, 2018

Via EDGAR

Re: Cardone Equity Fund V, LLC (the “Company”)

Amendment No. 3 of Form 1-A

File No. 024-10865

Dear Ms. Gowetski,

Please see the Company’s responses to the staff’s comments in its comment letter to the company dated September 18, 2018. For the ease of your review the staff’s comments followed by the Company’s responses are included below.

Staff Comment:

General

1. Your operating agreement states that your internal dispute resolution procedure “does not apply to violations of securities.” However, the preliminary offering circular states that the procedure does “apply to claims under the federal securities laws.” Please revise to address this inconsistency. Also, please revise to clarify, if true, that no claims under the securities laws are subject to the internal dispute procedure or the mandatory arbitration provision and these provisions do not impact the rights of shareholders to bring claims under the federal securities laws.

Company response:

We have updated pages 2, 3, 18 to state that the Internal Dispute Resolution Procedure does not apply to violations of securities and then added the following sentence:

“No claims under the securities laws are subject to the internal dispute procedure or the mandatory arbitration provision and these provisions do not impact the rights of shareholders to bring claims under the federal securities laws.”

Staff Comment:

2. We note your response to prior comment 2. Please revise your website to ensure that the legend and the link to the offering circular appear directly adjacent to the mention of the offering. An investor should not be required to click-through or scroll down to view the legend. In addition, please tell us how you considered each Cardone video in light of the broad definition of an offer and whether you included legends and links to the offering circular pursuant to Rule 255.

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Securities Exchange Commission

Cardone Equity Fund V, LLC

September 26, 2018

Company Response:

The Company has added legends to the following videos:

URL	Publish Date
http://youtu.be/sydT8o3Y6gs	9/17/2018
http://youtu.be/rjZ0OuK91qg	9/17/2018
http://youtu.be/OSCcl6kARtE	9/10/2018
http://youtu.be/s6VE_JQtcew	9/3/2018
http://youtu.be/5BrklxD2tUU	8/27/2018
http://youtu.be/DsH_OeuQHOI	8/20/2018
http://youtu.be/YDLNtzDlT-c	8/13/2018
http://youtu.be/lMHK5mIo7LI	8/6/2018
http://youtu.be/7eRd9r4a7nM	7/27/2018
http://youtu.be/Ng0RXBBk__U	7/30/2018
http://youtu.be/xKCWelf5PRg	7/23/2018
http://youtu.be/x_pokBUKPnI	7/16/2018
http://youtu.be/-VoK_wVoiYU	7/9/2018
http://youtu.be/oAUKFNJ8qYk	7/2/2018
http://youtu.be/wyj9BGIhDRM	6/25/2018
http://youtu.be/5PeH_IhSu5k	6/11/2018
http://youtu.be/D9Dx5in9suE	6/4/2018
http://youtu.be/Q8-PO5EsRGM	5/28/2018
http://youtu.be/d60xB6FqtxA	5/7/2018
http://youtu.be/50-COv6Vsz0	4/30/2018
http://youtu.be/oSt5fdzQnDM	4/23/2018
http://youtu.be/O7Ip9cja7X0	4/16/2018

Furthermore, the Company has committed to taking the following actions:

1.	The Company’s website (www.cardonecapital.com) has been updated to display legend right next to Offering Circular on the homepage without having to scroll to bottom of website.

2.	Blog posts containing Youtube videos of Real Estate shows have been updated to display an appropriate legend directly under each video. See example here: http://cardonecapital.com/how-to-get-15-return-on-your-money/

3.	All real estate videos dating back to January 2018 on Grantcardonetv.com have been updated to display an appropriate legend. See example here: http://grantcardonetv.com/how-to-double-your-investment/

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

2

Securities Exchange Commission

Cardone Equity Fund V, LLC

September 26, 2018

We have implemented the following Cardone Capital Marketing Policy:

•	All media and communications are vetted prior to being dispersed for legend copy.
•	Any mention of any specific fund of Cardone Capital will contain the proper legends.
•	Consistent monitoring and evaluation of all communications are dedicated to a Cardone Capital employee for proper execution of the communication and media policy.

Staff Comment:

Prior Performance, page 56

3.	We note your response to prior comment 3 and the percent leverage provided in Table I on page 59 for each of Cardone Equity I, Cardone Equity II and Cardone Equity III. We continue to believe that you should revise Table III on page 61 to include summary GAAP balance sheet data, income statement data and cash flow from operations data for each program. Please also tell us why Table III includes minimal or no operating expenses for certain years and no interest expense in light of your disclosure in Table I.

Company Response:

We have made the following changes to satisfy this comment:

Table III	- Prior Performance Table III has been restated to include the Summary of Income Statement Data and the Summary Balance Sheet for the operating results of the properties that are included in prior real estate programs. Previous data shown on an Investment Company GAAP basis has been deleted. New Table III information is as follows:

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

3

Securities Exchange Commission

Cardone Equity Fund V, LLC

September 26, 2018

Summary of Income Statement Data:

Summary Balance Sheet (GAAP basis) information has been included in the lower section of Table III and the footnote disclosure regarding the GAAP Balance Sheet information has been deleted. New Table III information is as follows:

Table I	-a typographical error was noted and the Percentage available for investment in Cardone Equity Fund, LLC has been revised from 98% to 96%.

Table II	– Typographical error and clarifications to the foot notes have been revised as follows:

-Reserve at Ormond Beach name has been corrected in the table heading

-Note 2 – now reads: Acquisition fee totaling $1,366,500 which will be paid at a later date from reserves, operations or at disposition.

-Note 3 – now reads: Estimated amount as of 5/31/2018, amount to be paid after investors have received 6% preferred return.

Table VI	– Typographical errors regarding CE I Price and Cash Payment have been corrected from $19,200,000 to $19,250,000 and $4,000,000, to $4,050,000, respectively.

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

4

Securities Exchange Commission

Cardone Equity Fund V, LLC

September 26, 2018

Thank you for your attention. Please advise when the Company may request qualification.

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

Securities Counsel

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

5